UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

                        SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                FAIRMOUNT CHEMICAL CO., INC.
                      (Name of Issuer)

                       COMMON STOCK
               (Title of Class of Securities)

                        305477 10 1
                       (CUSIP Number)

                      Gilbert Leistner
                      1761 N. Northpark
                  Chicago, Illinois  60614
                       (312) 787-6609
      (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications)

                       April 9, 1998
       (Date of Event Which Requires Filing of This
                         Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act.

                 (Page 1 of 5 pages)

CUSIP NO. 305477 10 1      13D     Page 2 of 5 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Gilbert Leistner

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP*                                  (a)
                                            (b)

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00 (Inherited from estate of father, William E.
    Leistner)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)

6   CITIZENSHIP OR PLACE OR ORGANIZATION

    United States

NUMBER OF SHARES     7    SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             1,596,400
REPORTING
PERSON WITH
                     8    SHARED VOTING POWER

                          0

                     9    SOLE DISPOSITIVE POWER

                          1,596,400

                     10   SHARED DISPOSITIVE POWER

                          0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    1,596,400

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
    (11)

    19.25%

14  TYPE OF REPORTING PERSON*

    IN (Shares are registered in an irrevocable grantor trust, The Howard Leistner, Gilbert
    Leistner and Hedi Mizrack Irrevocable Trust) until no later than June 19, 2002; Reporting
    Person is trustee with sole power to vote and sell shares.)

        *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer.

         This Schedule 13-D dated May 15, 1998, filed by Gilbert Leistner, relates to the common stock, par value of $1.00 per share (the "Fairmount Common
Stock"), of Fairmount Chemical Co., Inc., a New
Jersey corporation (the "Issuer" or "Fairmount"). The principal executive offices of the Issuer are located at 117 Blanchard Street, Newark, New Jersey 07105.
All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2.  Identity and Background.

         This statement is filed by Gilbert Leistner.
His business address is 1761 N. Northpark, Chicago,
Illinois  60614.

         During the last five years, Mr. Leistner has never been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr.
Leistner was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other
         Consideration.

         Mr. Leistner inherited his Fairmount Common
Stock from his father, William E. Leistner.

Item 4.  Purpose of Transaction.

         Not Applicable.

Item 5.  Interest in Securities of the Issuer.


         As of April 9, 1998, Mr. Leistner is deemed to beneficially own 1,596,400 shares of Fairmount
Common Stock (approximately 19.25% of the Fairmount
Common Stock outstanding). The percentage of Fairmount Common Stock outstanding is calculated based upon information contained in the Company's
10-KSB, as filed with the Commission on April 1, 1998
(File No. 1-4591).

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

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

                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 15, 1998     By: /s/ Gilbert Leistner
                        Name: Gilbert Leistner


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